Exhibit 12.1

Vitesse Semiconductor Corporation

Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and
Preferred Stock Dividend

	Years Ended September 30,
	2011	2010	2009	2008	2007
Earnings (loss) before fixed charges (1):	(in thousands)

Earnings (loss) from continuing operations before cumulative effect of accounting change and before income or loss from equity investee	($15,431)	($18,655)	($195,644)	$9,392	($4,601)
Fixed Charges	12,564	13,499	8,160	23,754	16,581
Earnings (loss), as defined	($2,867)	($5,156)	($187,484)	$33,146	$11,980

Preference security dividend	$0	$0	$0	$0	$0
Total fixed charges	12,564	13,499	8,160	23,754	16,581
Total fixed charges and preferred dividends	$12,564	$13,499	$8,160	$23,754	$16,581

Ratio of earnings to fixed charges and preferred stock dividends				1.40

Deficiency of earnings available to cover fixed charges	($15,431)	($18,655)	($195,644)	NA	($4,601)

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	($15,431)	($18,655)	($195,644)	NA	($4,601)

Fixed charges:
Interest expense	$8,456	$9,495	$4,653	$20,820	$12,795
Estimated interest expense component of rent expense	4,108	4,005	3,507	2,934	3,786
	$12,564	$13,500	$8,160	$23,754	$16,581
Ratio of earnings to fixed charges (1)

(1) For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from (1) adding (a) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges. Fixed charges is  the sum of interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense (33%). We currently have no preference securities outstanding for which we are required to pay dividends.